BROADCAST INTERNATIONAL, INC.
6952 S. High Tech Drive, Suite C
Midvale, UT 84047-3772

November 6, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Request for Withdrawal of Registration Statement on Form S-4
Broadcast International, Inc. (File No. 333-190898)

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Broadcast International, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-4 (File No. 333-190898) filed with the Commission on August 29, 2013, together with all exhibits thereto (collectively, the “Registration Statement”).

No securities were sold or will be sold under the Registration Statement.

The Company anticipated issuing shares registered pursuant to the Registration Statement in an exchange offer required to be completed by the terms of a merger agreement.  The merger agreement requiring such exchange offer was terminated on November 4, 2013.  The Company is withdrawing the Registration Statement because the exchange offer will no longer take place and there is no need to register shares therefor.

If you have any questions regarding this request, please contact me at (801) 562-2252.

Sincerely,

Broadcast International, Inc.

By:	/s/ Rodney M. Tiede
Name:	Rodney M. Tiede
Title:	President